SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(publicly held company)
CNPJ No.º 00.001.180/0001-26

CALL NOTICE
Extraordinary General Meeting

We hereby call the Shareholders of Centrais Elétricas Brasileiras S.A. - Eletrobras (“Company”) to convene in an Extraordinary General Meeting (“Meeting” or “EGM”), to be held on April 29, 2025, at 1:00 p.m, exclusively digitally, through the Zoom digital platform (“Digital Platform”), pursuant to Law No. 6,404, of December 15, 1976 (”Brazilian Corporate Law”), CVM Resolution No. 81, of March 29, 2022 (“RCVM 81”) and the Company's Bylaws, without prejudice to the right to vote remotely, to resolve on the following Agenda:

1.              Approve: (i) the Conciliation Agreement No.07/2025/CCAF/CGU/AGU-GVDM entered into between the Federal Government and the Company on 26 March, 2025 (“Conciliation Agreement”), with the purpose of closing the Direct Action of Unconstitutionality No. 7,385 (“ADI 7,385”), pending before the Federal Supreme Court, under the terms of Schedule I to the management proposal; and (ii) the amendment to the bylaws resulting from the Conciliation Agreement, with effect subject to the ratification of the Conciliation Agreement by the Federal Supreme Court and other necessary regulatory approvals, with the following amendments to the Company's Bylaws:

1.1           Inclusion of the new articles 20 to 25 in order to establish new governance rules applicable to the Federal Government, under the terms provided for in the Conciliation Agreement;

1.2           Amendment to: (i) caput and first paragraph of the current article 28, to be renumbered to article 34; e (ii) second paragraph of the current article 43, to be renumbered to article 49 to provide for the new form of election of the board of directors and the fiscal council, pursuant to the Conciliation Agreement; and

1.3           Inclusion of a new transitional provision in article 61, to establish that the effectiveness of the amendments to the bylaws approved at the Meeting will be conditioned to the ratification of the Conciliation Agreement by the Federal Supreme Court, observing its immediate effects in relation to the Ordinary General Meeting of 2025, including the consequences in the event of non-occurrence of such approval, under the terms set forth in its sole paragraph.

2.              If the resolution set forth in item 1 above is approved, approve the consolidation of the Company's Bylaws, considering all the amendments approved by the shareholders at the Meeting, including adjustments to numbering, use of defined terms, and cross-references applicable to the provisions of the Bylaws, due to the inclusion or exclusion of provisions.

Specific clarifications on the agenda:

a)              All subitems of item 1 will be considered as part of the same block; and

b)              Item 2 will only be put to a vote if item 1 is approved.

General Information

To promote the broad participation of Shareholders, the EGM will be held exclusively digitally, so that the Shareholder may participate through:

(i)	Submission of a distance voting ballot (“BVD”), with detailed guidelines on the documentation required for distance voting available in the Management Proposal and the BVD; and

(ii)	the Digital Platform, either in person or by proxy, in which case the Shareholder may: (a) simply attend the EGM, whether or not they have submitted the BVD; or (b) attend and vote at the EGM, noting that for Shareholder who have already submitted the BVD and intent to vote at the EGM, all voting instructions submitted through the BVD will be disregarded.

Participation via Digital Platform

The shareholders who intent to participate or vote in the EGM, via the Digital Platform, must obligatorily register on the website https://qicentral.precisao-i.com/m/age-eletrobras-2025-04 and submit all the documents required for qualification[1] by 11:59 p.m. on April 27,2025, subject to the other deadlines, conditions and procedures set forth in the Management Proposal published on this date.

[1] Required documents: (A) Natural person: photo ID of the shareholder; or, if the case, ID of their attorney-in-fact and the respective power of attorney, signed less than one (1) year ago; (B) Legal entity: (i) up-to-date constitutive acts (bylaws/ articles of incorporation), registered with the competent body; and (ii) photo ID of the legal representative/ attorney-in-fact and corporate documents/ powers of attorney proving their powers of legal representation; (C) Investment fund: (i) latest consolidated regulations; (ii) updated constitutive acts (bylaws/articles of incorporation) of the administrator or fund manager, as the case may be; (iii) photo ID of the legal representative/attorney; and (iv) corporate documents proving their powers of legal representation. Access the Management Proposal for more information.

In case of shareholder representation by proxy, in addition to submitting the documents proving the shareholder's status and representation, the proxy must register their data on the website https://qicentral.precisao-i.com/m/age-eletrobras-2025-04 and, through this platform, indicate each shareholder they will represent, observing the other deadlines, conditions and procedures set forth in the Management Proposal published.

In the event of insufficient documentation, the shareholder must complete it on the same website https://qicentral.precisao-i.com/m/age-eletrobras-2025-04 by 11:59 p.m. on April 27, 2025. No additional deadline will be given for remedying insufficient documentation.

If an accredited shareholder does not receive confirmation of virtual access to the EGM up to eight (8) hours before the start of the EGM, they must contact the Company's Investor Relations department by e-mail assembleiavirtual@eletrobras.com up to four (4) hours before the start of the EGM.

Participation via BVD

Under the terms of RCVM 81, shareholders, within the period of up to four (4) days prior to the EGM, that means up to 11:59 p.m. on April 25, 2025, may exercise their vote remotely by transmitting the instructions for filling in the BVD to one of the following recipients: (a) the bookkeeping agent for the shares issued by the Company, Itaú Corretora de Valores S.A.; (b) its custody agent which provides this service, if the shares are deposited with a central depositary; (c) the central depositary; or (d) directly to the Company.

The BVD will be considered invalid and will not be processed by the Company if it is submitted without the required documentation to prove the shareholder or proxy status and/or if it is submitted after the deadline of four (4) days before the EGM.

Until the deadline for submission has expired, the BVD may be corrected and resubmitted by the shareholder to the Company, in compliance with the procedures and other deadlines set forth in RCVM 81, provided that no BVD will be accepted after the deadline has expired. If there are any items not completed after the expiry of the four (4) day period preceding the EGM, the Company will consider them as instructions equivalent to abstaining from voting.

Declaration of Membership in a Group of Shareholders

Due to the limitation on the exercise of voting rights pursuant to articles 6 and 7 of the Company's Bylaws, the Company requests, for the purposes of the timely examination of the matter, that shareholders included in the legal situations contemplated in article 8 of the Company's Bylaws inform, up to two (2) days prior to the date designated for the EGM, that is, up to 11:59 p.m. on April 27, 2025, which are the members of any group of shareholders, subject to the procedures and considerations set forth in the Management Proposal published on this date.

Additional Information

The Management Proposal, with detailed information on the rules and procedures for participation and/or remote voting at the EGM, including additional guidelines for sending the BVD, as well as all documentation pertinent to the matters to be resolved at the EGM, pursuant to Brazilian Corporate Law and RCVM 81, are available on the Company's websites (https://ri.eletrobras.com/), CVM (https://sistemas.cvm.gov.br/) and B3 (https://www.b3.com.br/pt_br/).

Rio de Janeiro, March 28, 2025.

Vicente Falconi Campos

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.